Crescent Capital VI, LLC

11624 S.E. 5th Street, Suite 200

Bellevue, WA  98005

November 16, 2009

Via Fed Ex and Email

Board of Directors

Phillip S. Rowley, Chairman

Cowlitz Bancorporation

927 Commerce Ave.

Longview, Washington 98632

Re:

Withdrawal of Nominations

Dear Mr. Rowley:

We hereby withdraw the nominations of Messrs. Gow, Wasson, Young, Underhill and Taylor for election to the Cowlitz Bancorporation board of directors at its next annual or special meeting of shareholders.  We will not solicit proxies to elect these individuals.  We will amend our Schedule 13D to reflect this development.

Very truly yours,

/s/ Jeffery D. Gow

Jeffery D. Gow

Cc:

Steven D. Wasson

Kenneth E. Roberts, Esq.

Mark R. Beatty, Esq.